

News Release – August 30, 2006

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: August 30, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On August 29th, 2006, Jan A Vestrum, President and Chief Executive Officer of Crew undertook the following transactions:

Mr Vestrum bought 14 convertible bonds of NOK 500,000 each (representing a total of 636,364 shares) at a price of 120.60 by way of the fulfilment of a previously announced forward contract, sold these bonds at a price of 120.60 and bought 14 convertible bonds of NOK 500,000 each, at a price of 122.42 by way of a new forward contract with maturity November 27, 2006.

Mr Vestrum's total exposure is 9,999,042 Crew shares, including common shares, convertible bonds, forward contracts and options.


Jan A Vestrum
President & CEO
